UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

December 2004

_____           __

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  _X_   Form 40 F  ___

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-32 December 16, 2004

DESCRIPTION:

Queenstake Resources Announces Significant Discovery at Starvation Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

_________QUEENSTAKE RESOURCES LTD._________

                                        (Registrant)

Date  December 12, 2004

By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2004-32

December 16, 2004

TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES SIGNIFICANT DISCOVERY
AT STARVATION CANYON

Denver, Colorado – December 16, 2004 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) (the “Company”) announces the discovery of a significant zone of high-grade mineralization at Starvation Canyon.

Starvation Canyon is located in the southern part of the Company’s 100%-owned Jerritt Canyon District, about 12 miles southwest of the Jerritt Canyon mill, on private land owned by Queenstake.  The nearest operating mine is the Company’s SSX Mine, about six miles to the northeast.  Earlier drilling by Queenstake (NR’s 2004-06 and 2004-22) intercepted significant thicknesses of high-grade gold mineralization.  A follow-up program has demonstrated continuity of the mineralization and expanded both the size of the deposit and the exploration potential along the continuation of mineralized structures.

Queenstake began exploration at Starvation Canyon in January 2004, following up on mineralization recognized by previous owners of the property.  During the 2004 program, 58 holes totaling 45,077 feet were drilled from the surface within the main Starvation mineralized area.  In addition, geologic mapping, surface geochemical sampling, and initial reconnaissance drilling were carried out along extensions of the currently recognized mineralized trends.  Drilling has identified a zone of high-grade gold mineralization approximately 2,000 feet long, open on strike in both directions.  The mineralized zone is located above the canyon floor in an area of steep topography.  This and the lack of significant ground water suggest the deposit could be readily developed by underground access if appropriate.

The attached plan shows the locations of drillholes, identified structures, and the currently recognized mineralized zone.  Drill results with intercepts greater than 0.150 ounces per ton gold (opt) are listed below (internal intervals greater than 0.250 opt are shown in bold):

Hole#	Az	Dip	Total Depth (ft)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Drill Type
TJ-104*	0˚	-90˚	860	375	400	25	0.179	RC
including				395	400	5	0.439	RC
TJ-108*	0˚	-90˚	860	525	540	15	0.182	RC
And				555	605	50	0.513	RC
including				560	575	15	1.062	RC
TJ-109	0˚	-90˚	760	305	325	20	0.229	RC
including				315	325	10	0.447	RC
TJ-110	0˚	-90˚	1120	560	605	45	0.154	RC
including				580	595	15	0.264	RC
TJ-114C**	0˚	-90˚	843	525	540	15	0.466	Core
And				547.5	557.5	10	0.290	Core
TJ-119C**	0˚	-90˚	600	320	345	25	0.402	Core
TJ-126C**	0˚	-90˚	719	298	328	30	0.355	Core
And				332	348	16	0.378	Core
TJ-128AC**	35˚	-70˚	700	488	498	10	0.346	Core
TJ-138	0˚	-90˚	1160	545	590	45	0.228	RC
including				545	575	30	0.288	RC
TJ-142	0˚	-90˚	1395	495	605	110	0.252	RC

including				510	570	60	0.417	RC
TJ-145	0˚	-90˚	780	485	495	10	0.157	RC
TJ-147	0˚	-90˚	700	425	450	25	0.187	RC
And				510	515	5	0.169	RC
TJ-148	0˚	-90˚	880	615	630	15	0.248	RC
TJ-150	0˚	-90˚	920	585	645	60	0.329	RC
TJ-156A	352˚	-60˚	440	270	365	95	0.405	RC
TJ-159A	20˚	-60˚	630	365	445	80	0.310	RC
TJ-160	0˚	-90˚	575	400	410	10	0.151	RC
TJ-163A	0˚	-70˚	740	380	400	20	0.243	RC
And				425	460	35	0.264	RC
TJ-166A	20˚	-70˚	620	310	325	15	0.199	RC
TJ-167A	20˚	-70˚	520	290	310	20	0.305	RC
TJ-168A	20˚	-70˚	580	305	315	10	0.260	RC
TJ-174	0˚	-90˚	700	405	415	10	0.179	RC
TJ-180	0˚	-90˚	600	250	255	5	0.194	RC
TJ-191	0˚	-90˚	760	550	590	40	0.226	RC
Including				550	560	10	0.437	RC
And				610	615	5	0.220	RC
TJ-195	0˚	-90˚	820	550	590	40	0.393	RC
TJ-196	0˚	-90˚	900	525	530	5	0.275	RC
*Previously reported March 4, 2004 (NR2004-06)
**Previously reported August 23,2004 (NR2004-22)

Mineralization at Starvation Canyon appears to be fairly typical of Jerritt Canyon gold deposits.  High-grade gold mineralization occurs as pods at the intersections of northwest- and northeast-trending structures and is hosted primarily at the contact between Units 2 and 3 of the Hanson Creek Formation.  The northwest structures are prominent district-scale features and often host mafic dikes.  The northeast cross faults are a major factor in controlling grade and location of mineralization along the persistent northwest trend.  Both structural trends remain open along their strikes and appear to form part of a major mineralized northwest-southeast trending structural zone at least 4 ½ miles long.

Within the mineralized zones, alteration tends to be predominantly carbonate remobilization (dolomitization with subsequent decalcification) and, locally, argillization.  Silicification appears to be zoned above and possibly outboard of high-grade mineralization and is displayed more prominently in the overlying Roberts Mountains Formation.

Queenstake’s Director of Exploration, Dorian (Dusty) Nicol, said, “We are highly encouraged by results of this follow-up to our earlier exploration success at Starvation Canyon.  While the main Starvation mineralized area itself is shaping up as a potentially economic high-grade gold deposit, much of our excitement stems from the recognition that it is but a small portion of a mineralized structural trend with a strike length of over 4 ½  miles.  This trend is comparable to similar structural trends in the central and northern parts of the Jerritt Canyon District, which have produced over seven million ounces of gold.  Indeed, the tic-tac-toe structural fabric in the Starvation Canyon area is beginning to look similar to the structural framework at the SSX Mine and adjacent deposits, with positive implications for exploration potential along periodically repeating structural intersections.  Our intent is to continue aggressive exploration in 2005 both in the currently recognized mineralized zone and along the extensions of mineralized structures.  ”

Chris Davie, Queenstake’s President and CEO, said, “I cannot overstress the significance of these results.  The impressive results of drilling from existing underground mines, released over the past year, represent the immediate future of the Jerritt Canyon District.  The results from Starvation Canyon presented here represent the beginning of the long-term future of the District and validate our enthusiasm in acquiring the property 18 months ago.  Our continuing exploration success throughout the Jerritt Canyon District, including Starvation Canyon, is a tribute to our geologic staff and attests to the validity of our geology-based exploration program.”

Notes:

1.

A complete set of the data from which the highlighted drill results were selected, as well as maps showing mine and prospect locations, are available on the Company’s website, www.queenstake.com.

2.

A description of the geology, sampling procedures, and the Company's laboratory Quality Assurance / Quality Control procedures are as described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004 and amended by the Amended Technical Report filed on August 5, 2004.  This report is available on the Company’s website, www.queenstake.com.

3.

Samples from surface drilling are analyzed by ALS Chemex or BSI Inspectorate.  All samples are analyzed using standard fire assay techniques.

4.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Queenstake’s Executive Vice President and Exploration Director.

5.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements&rdquo: within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake&rsquo:s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management&rsquo:s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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